12061 Bluemont Way Reston, VA 20190 t: 703-948-3200 VerisignInc.com

June 8, 2015
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Maryse Mills-Apenteng

Re:	VeriSign, Inc.
Registration Statement on Form S-4 (File No. 333-204485)
Dear Ms. Mills-Apenteng:
With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 2:00 PM (Eastern Time) on June 10, 2015 or as soon as practicable thereafter.
In connection with this request for the acceleration of the effective date of the Registration Statement, VeriSign, Inc. (the “Registrant”) acknowledges that:

(i)
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Pamela Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrant, at (212) 225-2556, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
VERISIGN, INC.

By:	/s/ Thomas C. Indelicarto
Name: Thomas C. Indelicarto
Title: Senior Vice President, General Counsel and Secretary

cc:	Pamela Marcogliese Cleary Gottlieb Steen & Hamilton LLP

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